Exhibit (h)(3)(x)

December 14, 2020

Natixis Funds Trust I

Loomis Sayles Funds I

888 Boylston Street

Boston, MA 02199

Re:	Reimbursement of Class N Transfer Agency Fees

Ladies and Gentlemen:

Natixis Advisors, L.P. notifies you that it will reimburse the Class N shares of the following Funds for any and all transfer agency expenses attributable to accounts admitted to Class N via a prospectus provision that allows Natixis Distribution, L.P., at its sole discretion, to waive the investment minimum for accounts as to which the relevant financial intermediary has provided assurances, in writing, that the accounts will be held in omnibus fashion beginning no more than two years following the establishment date of such accounts in Class N. Such reimbursement will be in effect during the period December 15, 2020 to April 30, 2022.

Fund Name
Mirova U.S. Sustainable Equity Fund
Loomis Sayles International Growth Fund

During the period covered by this agreement, the expense reimbursement arrangement set forth above may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-1A for the Funds with the Securities and Exchange Commission, in accruing the Funds’ expenses for purposes of calculating the Funds’ net asset value per share, and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

Natixis Advisors, L.P.

By Natixis Distribution Corporation, its general partner

By:	/s/ Russell Kane
Name:	Russell Kane
Title:	Executive Vice President, General Counsel, Secretary and Clerk